UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zenosense, Inc.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

989424106
(CUSIP Number)

Valley Heights Inc.

773-B Calle Enrique Linares
Balboa Ancon, Panama City, Panama
(507) 228-0916

With a copy to: Macdonald Tuskey Suite 409 – 221 West Esplanade North Vancouver, British Columbia V7M 3J3 (604) 973-0579
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 989424106	Page 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valley Heights Inc. Panama #830786
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Valley Heights Inc. was incorporated in Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,126,579 shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 67,126,579 shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,126,579 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5% based on 116,741,875 shares of common stock issued and outstanding as of June 8, 2016
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Zenosense, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Avda Cortes Valencianas 58, Planta 5, 46015 Valencia, Spain.

Item 2. Identity and Background

(a)	Name:

Valley Heights, Inc.

(b)	Business Address:

773-B Calle Enrique Linares, Balboa Ancon, Panama City, Panama.

(c)	Principal Business:

To invest in other companies, business , or enterprises.

(d)	Criminal Convictions:

Ms. Eveyln Quintero Gonzalez, the principal of the Valley Heights Inc., has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Valley Heights Inc. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Valley Heights Inc. is a corporation incorporated under the laws of Panama.

Item 3. Source and Amount of Funds or Other Considerations

On June 8, 2016, Valley Heights Inc. purchased an aggregate of 67,126,578 shares of common stock pursuant to a securities purchase agreement entered into on Jun 6, 2016, at a purchase price of $150,000.

All shares were purchased with working capital funds of Valley Heights Inc.

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Item 4. Purpose of Transaction

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, Valley Heights Inc. may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Valley Heights Inc. also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Valley Heights Inc. expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Valley Heights Inc. to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. Valley Heights Inc. may act independently in evaluating and effecting any such transactions.

On June 6, 2016, the Issuer entered into a Securities Purchase Agreement (the "Agreement") with Valley Heights Inc. Under the terms of the Agreement, Valley Heights Inc. will be making additional commitments loans. These loans will be convertible into shares with a 5% blocker and at maturity date to be determined based on the loan date; any unconverted portion of the loans will convert into common stock.

As of the date hereof, except as described above, Valley Heights Inc. does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)

As of June 8, 2016, the aggregate number and percentage of common shares of the Issuer beneficially owned by Valley Heights Inc. are 67,126,578 shares of common stock, or approximately 57.5% of the Issuer, on a fully diluted basis.

(b)	Eveyln Quintero Gonzalez has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 67,126,579shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Valley Heights Inc. has not effected any transaction the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 6, 2016, the Issuer entered into a Securities Purchase Agreement (the "Agreement") with Valley Heights Inc. Under the terms of the Agreement, Valley Heights Inc. purchased 67,126,578 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock"), for a purchase price of $150,000 and a commitment by Valley Heights Inc. to provide unsecured convertible loans (the "Commitment Loans") in an aggregate amount of $640,000. The Commitment Loans will be made in four individual amounts (individually the "Conversion Amount" and collectively the "Conversion Amounts"). On or before September 20, 2016, Valley Heights Inc. will lend the Issuer a Conversion Amount of $180,000. On or before November 20, 2016, Valley Heights Inc. will lend the Issuer a Conversion Amount of $170,000. On or before January 20, 2016, Valley Heights Inc. will lend the Issuer a Conversion Amount of $170,000. On or before March 20, 2017, Valley Heights Inc. will lend the Issuer a Conversion Amount of $120,000. The Commitment Loans shall bear an interest rate of 10% per annum based on a 360 day year and are due 4 years from each respective issuance date (the "Maturity Date"). The Issuer may, at any time prior to the Maturity Date, prepay any unconverted amount of each respective Commitment Loan in full or in part. Valley Heights Inc. may, at any time prior to the Maturity Date of each respective Commitment Loan, convert any or all of the Conversion Amounts into Common Stock at the lower of either (a) $0.01 per share (subject to adjustment), or (b) a 15% discount to the 10 day VWAP provided that any such conversion is not at a price of less than $0.005 per share (subject to adjustment). In either scenario the total number of shares of Common Stock issued on conversion may not cause the total beneficial ownership by Valley Heights Inc. and its affiliates to exceed 4.99% of the outstanding shares of Common Stock. On the Maturity Date of each respective Commitment Loan any outstanding amount shall automatically and mandatorily convert into Common Stock at a price of $0.01 per share (subject to adjustment).

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A

Page 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2016	By:	/s/ Eveyln Quintero Gonzalez
	Name:	Eveyln Quintero Gonzalez
	Title:	President